ANNEX A

TRANSACTIONS

The following table sets forth a list of all transactions in the Class A Common Stock, since Amendment No. 7 to the Schedule 13D was filed on December 12, 2024, by the Reporting Persons or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on the date hereof (other than the Distribution).

Date	Effected By	Nature of Transaction	Quantity	Average Price
12/16/2024	Bayou	Open Market Sale	19,209	$15.2967
3/10/2025	Bayou	Open Market Sale	439	$14.50
3/11/2025	Bayou	Open Market Sale	10,021	$14.513
3/12/2025	Bayou	Open Market Sale	30,000	$14.6061
3/13/2025	Bayou	Open Market Sale	7,864	$14.6518
3/14/2025	Bayou	Open Market Sale	100	$14.515
3/19/2025	Bayou	Open Market Sale	13,343	$14.5158
3/20/2025	Bayou	Open Market Sale	4,877	$14.5072
3/21/2025	Bayou	Open Market Sale	100,000	$14.0663